May 25, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Rebekah Moore and Kevin W. Vaughn
            Mail Stop-4561

          Re:  First Merchants Corporation
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 16, 2007
               File No. 000-17071

Ladies and Gentlemen:

This correspondence is First Merchants Corporation's response to comments received from the Securities and Exchange Commission on April 27, 2007, regarding document revisions for future filings of First Merchants Corporation's Form 10-K.

Note 1 Nature of Operations and Summary of Significant Accounting Policies,
page 25
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   1.    SEC Comment: Revise your future filings to clearly describe the nature and extent of business transacted by First Merchants Reinsurance Company, as well as your other insurance-related subsidiaries. Specifically clarify the extent to which your subsidiary activities are limited to agency or broker activities or if you engage in writing, ceding, or assuming insurance paper.

                  First Merchants Corporation response: In future filings, we propose to change the disclosure on page 4 of the 10-K to read as follows: The Corporation operates First Merchants Insurance Services, Inc. a full-service property, casualty, personal lines, and employee benefit insurance agency headquartered in Muncie, Indiana. The Corporation is also the majority owner of Indiana Title Insurance Company, LLC which is a full-service title insurance agency. The Corporation operates First Merchants Reinsurance Co. Ltd., a small life reinsurance company whose primary business includes underwriting short-duration contracts of credit life and accidental and health insurance policies and debt cancellation contracts. Such policies and contracts are purchased by customers of the Corporation's bank customers to cover the amount of debt incurred by the insured. No policies are issued for loans other than those originated by the subsidiary banks. First Merchants Reinsurance Co. Ltd., limits its self-insurance risk to the first $15,000 of exposure under each credit life policy and $350 per month on each accident and health policy. The company maintains the same standard for its debt cancellation contracts.

   2. SEC Comment: You state on page 4 that through various nonbank subsidiaries you "offer personal and commercial lines of insurance and engages in the title agency business and the reinsurance of credit life, accident, and health insurance." This seems to conflict with your disclosures in the third paragraph on page 4 where you characterize First Merchants Reinsurance Co. Ltd as a "reinsurance agency". Please revise to more clearly define for the reader the nature of the activities of a reinsurance agency entity.

               First Merchants Corporation Response:  See response under item 1.

   3. SEC Comment: Tell us and briefly disclose the business purpose for domiciling First Merchants Reinsurance Company in the country of Turks and Caicos Islands.

                  First Merchants Corporation Response: The primary business reason for being domiciled in the country of Turks and Caicos is for preferential tax treatment and less restrictive insurance standards. The Corporation has determined the company's domicile in the Turks and Caicos is not significant and proposes to delete that disclosure in future filings.

   4. SEC Comment: Please revise your future filings to clearly identify the type of insurance products and contracts written by First Merchants Reinsurance Company, and quantify the amount such business transacted during the periods presented. Specify whether the entity enters into short-duration or long duration contracts.

               First Merchants Corporation Response:  See response under item 1 above and 5 below.

   5. SEC Comment: Please revise your future filings to provide the disclosures required by SFAS 60 and SFAS 113, or tell us specifically why you believe this guidance is not applicable to your situation. Refer to paragraph 27 of SFAS 113 which requires quantification of insurance assumed and ceded. To the extent certain of your insurance subsidiaries do not absorb insurance risk or write insurance paper, clearly disclose that fact.

              First Merchants Response: The Corporation has determined that the operations of First Merchants Reinsurance Company are immaterial to the overall results of First Merchants Corporation. This determination is based upon the following information regarding First Merchants Reinsurance Company:

                 *  Total Revenue:  $261,495
                 *  Net Income:   $95,365
                 *  Total Assets:  $391,776

              Our independent accounting firm, BKD, LLP is in agreement with this determination.

   6. SEC Comment: Revise your future filings to clearly identify any related party nature to the transactions entered into by your insurance subsidiaries. Discuss the extent to which insurance risk you assume is related to loans you have originated.

               First Merchants Corporation Response:  See response under item 1.

   7. SEC Comment: To the extent that First Merchants Reinsurance Company is providing "self-insurance" to its parent or other related entities, clearly disclose that fact in future filings and quantify the extent of such activities. Clearly disclose how you accounted for such intercompany transactions in your consolidated financial statements.

               First Merchants Corporation Response:  See response under item 1.

Note 4 Investment Securities, page 30

   8. SEC Comment: In future filings, for securities that are underwater as of the balance sheet date, please revise to clearly assert whether you have both the intent and ability to hold them to the earlier of recovery or maturity. Tell us whether you were able to make this assertion as of the balance sheet dates presented in you Form 10-K for the investment securities that were underwater at those dates. Refer to the guidance of Staff Accounting Bulletin No. 59.

                  First Merchants Corporation Response: In future filings, for securities that are underwater as of the balance sheet date, we will revise our disclosures to clearly assert that the Corporation has the intent and ability to hold the underwater securities to the earlier of recovery or maturity. If the Corporation is unable to make this assertion at any reporting period, the Corporation will take the necessary actions to recognize the unrealized loss in the appropriate period's income statement. At December 31, 2006, the Corporation did have both the ability and intent to hold all underwater securities to the earlier of recovery or maturity.

Note 22 Derivative Instruments and Hedging Activities, page 52

   9. SEC Comment: Include a more comprehensive disclosure of the hedged item and the hedging strategy. For example, we noted in your Form 10-Q for the period ended September 30, 2006 that the interest rate floors were used to hedge prime based variable rate loans but could not locate similar disclosures in your annual financial statements.

                  First Merchants Corporation Response: In future filings, we propose to change Note 22 to read substantially as follows:
                  Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, the Corporation records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge ineffectiveness, if any, is measured periodically throughout the life of the hedging relationship.

                  The Corporation's objective in using derivatives is to add stability to interest income and to manage its exposure to changes in interest rates. To accomplish this objective, the Corporation uses interest rate floors to protect the Corporation against movements in interest rates below the instruments' strike rates, over the lives of the agreements. The interest rate floors have an aggregate notional amount of $250,000,000, with strike rates that range from 6.0% to 7.5%, and maturity dates through August 1, 2009. During 2006, such derivatives were used to hedge the variable cash flows associated with existing variable-rate loan asset pools that are based on the prime rate (Prime). For accounting purposes, the floors are designated as cash flow hedges of the overall changes in cash flows on the first Prime-based interest payments received by the Corporation each calendar month during the terms of the hedges that, in aggregate for each period, are interest payments on principal from specified portfolios equal to the notional amounts of the floors.

                  For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings ("interest income on loans") when the hedged transaction affects earnings. Ineffectiveness resulting from the hedging relationship, if any, is recorded as a gain or loss in earnings as part of non-interest income. Based on the Corporation's assessments both at inception and throughout the life of the hedging relationship, it is probable that sufficient Prime-based interest receipts will exist through the maturity dates of the floors. The Corporation uses the "Hypothetical Derivative Method" described in SFAS 133 Implementation Issue No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge," for its quarterly prospective and retrospective assessments of hedge effectiveness, as well as for measurements of hedge ineffectiveness. The Corporation also monitors the risk of counterparty default on an ongoing basis.

                  Prepayments in hedged loan portfolios are treated in a manner consistent with the guidance in SFAS 133 Implementation Issue No. G25, "Cash Flow hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans," which allows the designated forecasted transactions to be the variable, Prime-rate-based interest payments on a rolling portfolio of prepayable interest-bearing loans using the first-payments-received technique, thereby allowing interest payments from loans that prepay to be replaced with interest payments from new loan originations.

                  As of December 31, 2006, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Corporation does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedges.

                  At December 31, 2006, interest rate floors with a fair value of $428,000 were included in other assets. For the year ended December 31, 2006, the change in net unrealized losses of $125,000 for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders' equity and comprehensive income. No hedge ineffectiveness on cash flow hedges was recognized during the year ended December 31, 2006.

                  Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Corporation's variable-rate loan assets. For the year ended December 31, 2006, the change in net unrealized losses on cash flow hedges reflects a reclassification of $38 of net unrealized losses from accumulated other comprehensive income to interest income. For the year ended December 31, 2007, the Corporation estimates that an additional $50,000 will be reclassified from accumulated other comprehensive income to interest income.

   10. SEC Comment: Disclose the methods and assumptions used to estimate fair value.

               First Merchants Corporation Response: See response under item
                                                       9 paragraph 3.

   11. SEC Comment: Disclose the methods used to assess hedge effectiveness, both at inception and on an ongoing basis.

               First Merchants Corporation Response:  See response under item
                                                        9 paragraph 3.

   12.   SEC Comment: Disclose the amounts of the hedged items.

               First Merchants Corporation Response: See response under item
                                                       9 paragraph 2.

   13. SEC Comment: Disclose whether you are hedging individual loans, or if you are hedging a pool of loans.

               First Merchants Corporation Response:  See response under item
                                                        9 paragraph 2.

   14. SEC Comment: If you are hedging each loan individually, please disclose how you considered paragraph 29(h) of SFAS 133, which specifically disallows use of prime rate as a benchmark interest rate.

               First Merchants Corporation Response: See response under item 13.

   15. SEC Comment: If you are hedging a pool of loans, disclose what that actual hedging item is for the pool of loans, i.e. the first interest payments within a given period, or the overall changes in cash flows and disclose how each loan met the requirements of paragraphs 28 and 29 of SFAS 133 to receive hedge accounting.

               First Merchants Corporation Response:  See response under item 9 paragraph 2.

   16. SEC Comment: Disclose how you account for your hedging relationships upon prepayment of loans, if allowed.

               First Merchants Corporation Response:  See response under item 9 paragraph 4.

In closing, First Merchants Corporation acknowledges that:

         * the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
         * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         * the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


Mark Hardwick
Executive Vice President
Chief Financial Officer
First Merchants Corporation